MagnaChip Semiconductor Corporation

c/o MagnaChip Semiconductor S.A.,

74, rue de Merl, L-2146 Luxembourg,

Grand Duchy of Luxembourg

October 9, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MagnaChip Semiconductor Corporation

Registration Statement on Form S-4 (No. 333-191372)

Ladies and Gentlemen:

MagnaChip Semiconductor Corporation, a Delaware corporation (the “Company”), is submitting this letter in connection with its Registration Statement on Form S-4 relating to the offer by the Company to exchange (the “Exchange Offer”) its 6.625% Senior Notes due 2021 (the “Exchange Notes”) for an equal principal amount of its 6.625% Senior Notes due 2021 outstanding on the date hereof (the “Original Notes”). On July 18, 2013, the Company issued $225,000,000 aggregate principal amount of the Original Notes. All of the Original Notes are outstanding on the date hereof.

In accordance with the Commission’s position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and its progeny, the Company makes the following representations to the Commission:

(1)	The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(2)	The Company will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

(3)	The Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents to the Company that it is not engaged in, does not intend to engage in and does not have an arrangement or understanding with any person to participate in a distribution of the Exchange Notes, and (c) the exchange offeree is not an affiliate of the Company.

(4)	With respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, the Company will include in the transmittal letter, or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, a representation that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. Additionally, the Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter.

Please contact the undersigned at (408) 625-5999, Micheal Reagan at (650) 687-4147 or Stuart Ogg at (213) 243-2365, if you have any questions concerning the filing.

Sincerely,

/s/ John McFarland
John McFarland
Executive Vice President, General Counsel and Secretary

cc:	Micheal J. Reagan

W. Stuart Ogg